Exhibit 4.4

First Amendment to Osiris Therapeutics, Inc.

Amended and Restated 2006 Omnibus Plan

This FIRST AMENDMENT TO OSIRIS THERAPEUTICS, INC. AMENDED AND RESTATED 2006 OMNIBUS PLAN, of Osiris Therapeutics, Inc., a Maryland corporation (the “Company”), memorializes the amendment to the Osiris Therapeutics, Inc. Amended and Restated 2006 Omnibus Plan (as previously existing or as amended, or amended and restated, from time to time, as the context dictates, the “Plan”), as hereinafter set forth.  Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Plan.

1.             The aggregate number of shares of Common Stock that may be issued at any time pursuant to awards granted under the Plan has been increased by 300,000, from 1,950,000 to 2,250,000, subject to further adjustment from time to time provided under the terms of the Plan, and to that end, the first sentence of Section 3.3 of the Plan is amended to read in full as follows:

“Subject to the provisions of Section 4.1(e) (relating to adjustment for changes in Common Stock), the maximum number of shares that may be issued under this Plan shall not exceed in the aggregate 2,250,000 shares of Common Stock.”

2.             The termination date of the Plan has been extended from May 27, 2020 to June 11, 2022, and to that end, the last sentence of Section 10.2 of the Plan is amended to read in full as follows:

“Unless sooner terminated by the Committee, this Plan will terminate on June 11, 2022; it being acknowledged, however, for the avoidance of doubt, that any awards granted or made prior to any termination will not be affected thereby.”

The foregoing amendments to the Plan were approved by the Board of Directors of the Company and the stockholders of the Company in accordance with applicable law, effective as of June 11, 2012, and reflect the resolutions of the stockholders approved at the Annual Meeting of Stockholders of the Company held on June 11, 2012 (the “2012 Annual Meeting”), in the form of such resolutions attached as Appendix A to the Proxy Statement on Schedule 14-A for the 2012 Annual Meeting, as filed with the United States Securities and Exchange Commission on April 27, 2012.  By order of the Board of Directors of the Company, this First Amendment to Osiris Therapeutics, Inc. Amended and Restated 2006 Omnibus Plan, memorializing the amendments to the Plan as aforesaid, shall be appended to and become part of the Plan.